[redacted]

10025595

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

19
2/26

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52342

RECD S.E.C.
FEB 22 2010
503

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Financial Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6020 East Fulton Street SE
(No. and Street)

Ada	MI	49301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Enders (800) 530-9872
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

5136 Cascade Road SE, Suite 2A	Grand Rapids	MI	49546
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Enders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Financial Securities Corporation, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Christi M. Atwood
Notary Public
Kent County, Michigan
My Commission Expires 12/31/2015

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

CONTENTS

DECEMBER 31, 2009 AND 2008

USA FINANCIAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

FOR YEARS ENDED
DECEMBER 31, 2009 AND 2008

EHTC

BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Michael T. Tamm CPA
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Christopher L. Mast CPA/MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Edward S. Kisscorni CPA/MBA
Melinda K. DeMarse CPA
Mary Beth Lorenz CPA
Cody E. Pike MST

INDEPENDENT AUDITOR'S REPORT

February 9, 2010

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

We have audited the accompanying statements of financial condition of USA Financial Securities Corporation as of December 31, 2009 and 2008, and the related statements of income (loss), changes in stockholders' equity, and changes in financial condition for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards as established by the American Institute of Certified Public Accountants' Auditing Standards Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Financial Securities Corporation as of December 31, 2009 and 2008, and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Form X-17A-5 Part III and the supplementary schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS	December 31, 2009	December 31, 2008
Cash	620,923	$ 500,428
Receivables:		
Commissions	257,870	124,671
Related parties	44,459	83,929
Representatives	29,649	29,100
Prepaid expenses	232,155	229,506
Office furniture and equipment, at cost, less accumulated depreciation of $53,506 and $51,880, respectively	3,566	6,093
Software net of of accumulated amortization of $47,773 and $30,093, respectively	20,945	39,969
Clearing deposit - Pershing	25,000	25,000
Operational accounts - Pershing	41,955	17,912
CRD daily account	3,840	7,311
Deferred income tax	-	5,286
TOTAL ASSETS	$ 1,280,362	$ 1,069,205

LIABILITIES AND STOCKHOLDERS' EQUITY

	2009	2008
LIABILITIES:		
Accounts payable:		
Representatives	$ 243,517	$ 205,009
Trade	39,727	38,151
Accrued expenses:		
Leased employees - related party	34,925	37,025
State taxes payable	14,184	-
Wages and salaries	922	729
Subordinated dividend payable	311,154	-
Note payable	103,848	105,840
Operational accounts - Pershing	-	5,268
Representative errors and omissions insurance deposits	43,368	49,062
Deferred income tax	3,717	-
Total Liabilities	795,362	441,084
STOCKHOLDERS' EQUITY:		
Capital stock, no par value; shares authorized 60,000; issued and outstanding 12,000	200,000	200,000
Paid-in capital	285,000	285,000
Retained earnings	-	143,121
Total Stockholders' Equity	485,000	628,121
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,280,362	$ 1,069,205

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF INCOME (LOSS)

	For year ended December 31,			
	2009		2008	
REVENUES:				
Investment company revenue	$ 284,246	3.75 %	$ 306,576	3.76 %
Fees for account supervision	2,173,061	28.64	1,762,989	21.59
Other revenue	5,130,076	67.61	6,094,747	74.65
Total Revenues	7,587,383	100.00	8,164,312	100.00
EXPENSES:				
Salaries and other employment costs for officers	223,999	2.95	189,891	2.33
Other employment compensation and benefits	926,004	12.20	790,768	9.69
Interest expense	6,620	0.09	5,889	0.07
Regulatory fees and expenses	104,851	1.38	118,200	1.45
Other expenses	6,075,760	80.08	7,384,112	90.44
Total Expenses	7,337,234	96.70	8,488,860	103.98
Income (Loss) Before Income Taxes	250,149	3.30	(324,548)	(3.98)
INCOME TAXES	43,742	0.58	14,063	0.17
NET INCOME (LOSS)	$ 206,407	2.72 %	$ (338,611)	(4.15) %

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained	Total Stockholders'
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2008	12,000	$ 200,000	$ 285,000	$ 573,072	$ 1,058,072
Dividends				(91,340)	(91,340)
Net loss	-	-	-	(338,611)	(338,611)
Balance at December 31, 2008	12,000	200,000	285,000	143,121	628,121
Dividends				(349,528)	(349,528)
Net income	-	-	-	206,407	206,407
Balance at December 31, 2009	12,000	$ 200,000	$ 285,000	$ -	$ 485,000

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

STATEMENTS OF CHANGES IN FINANCIAL CONDITION

	For year ended December 31, 2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ 206,407	$ (338,611)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Deferred income taxes (benefit)	9,003	(5,286)
Depreciation and amortization expense	21,081	19,214
(Gain) loss on sale of disposal of assets	470	-
(Increase) decrease in:		
Receivables	(94,278)	48,552
Prepaid expenses	(2,649)	2,941
Operational accounts	(24,043)	80,445
CRD Daily account	3,471	(848)
Increase (decrease) in:		
Accounts payable	40,084	(1,427)
Accrued expenses	12,277	(8,813)
Other liabilities	(10,962)	871
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	160,861	(202,962)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of software	-	(37,408)
NET CASH USED BY INVESTING ACTIVITIES	-	(37,408)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from note payable	163,590	151,200
Payments on note payable	(165,582)	(145,669)
Dividends paid	(38,374)	(91,340)
NET CASH USED BY FINANCING ACTIVITIES	(40,366)	(85,809)
INCREASE (DECREASE) IN CASH	120,495	(326,179)
CASH, Beginning of Year	500,428	826,607
CASH, End of Year	$ 620,923	$ 500,428
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION		
Operating Activities Include Cash Payments For:		
Interest	$ 6,620	$ 5,889
Non-cash Financing Transactions:		
Subordinated dividend payable	$ 311,154	$ -

See Independent Auditor's Report
See notes to financial statements

USA FINANCIAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2009 AND 2008

1. ORGANIZATION AND NATURE OF BUSINESS

USA Financial Securities Corporation (Company) is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Michigan Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including agency transactions with occasional principal transactions.

COMMISSIONS (REVENUE RECOGNITION)

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

CASH AND CASH EQUIVALENTS

The statement of changes in financial condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term, highly liquid investments that are both readily convertible to cash and are so near maturity that fluctuations in interest rates lead to insignificant risk of changes in investment value. The Company held no cash equivalents at December 31, 2009 and 2008.

ACCOUNTS RECEIVABLE

Accounts receivable are securities fees/commissions and representative fee obligations due under normal trade terms.

Management reviews all representative accounts receivable periodically to determine if any amounts will be uncollectible. Based upon the credit risk of specific representatives, historical trends and other information; amounts that are determined to be potential credit losses are included in the allowance for losses on accounts receivable, along with a general reserve. Such losses have historically been within management's expectations. Although management believes no allowance for losses is necessary based on management's knowledge of current events and actions it may undertake in the future, the allowance may ultimately differ from actual results.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY AND EQUIPMENT

Depreciation for financial statement purposes is computed using the straight-line method, based on estimated useful lives of the assets which, in some instances, may be greater than the lives allowed for tax purposes. For income tax purposes, assets are depreciated using the straight-line method and the Modified Accelerated Cost Recovery System (MACRS).

SOFTWARE

Software is being amortized over three years using the straight line method.

ADVERTISING COSTS

Advertising costs are charged to expense as incurred.

PREPAID FINRA LICENSING

The Company amortizes the cost of annual FINRA licensing over the period of benefit which was twelve months for 2009 and 2008.

INCOME TAXES

No federal income taxes have been provided because the corporation operates as an S corporation. Under this provision of the Internal Revenue Code, the shareholders include the Company's earnings (losses) on their individual tax returns.

The Company is subject to the Michigan Business Tax (MBT), which is considered an income tax. Income taxes are provided on the liability method whereby deferred income tax assets are recognized for deductible temporary differences, operating losses and income tax credit carryforwards, and deferred income tax liabilities are recognized for taxable temporary differences. Deferred income tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. Deferred income tax assets and liabilities are adjusted for the effect of changes in income tax laws and rate on the date of enactment.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RELATED PARTIES

The Company has transactions with and is affiliated by common stockholder ownership with the following companies: Get2W, LLC, USA Financial Team, LLC, USA Financial Distribution, Inc. (formerly USA Financial Marketing, Inc.), Portformulas Investing, LLC, and Plug-N-Run Corporation.

OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

Credit risk represents the maximum potential loss that the Company would incur if the counterparties failed to perform pursuant to the terms of their agreements with the Company.

In the normal course of business, the Company facilitates the execution of securities transactions on behalf of customers as an agent. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the securities differs from the contract amount.

The Company is also subject to credit risk to the extent that the Company's clearing broker may be unable to fulfill its obligations either to return the Company's securities held as deposits or repay net commission owed.

The Company's policy is to monitor its market exposure and counterparty risk.

3. CASH

Substantially all cash is on deposit with two financial institutions. Balances up to a maximum of $250,000 at each financial institution are covered by federal depository insurance. All remaining balances, approximating $177,597 as of December 31, 2009, were uninsured and uncollateralized.

4. DEPOSIT WITH CLEARING BROKER

The Company is required to maintain a collateral account with its clearing broker with a minimum market value of $25,000.

5. ADVERTISING COSTS

Advertising expense charged to operations totaled $5,193 and $107,916 for the years ended December 31, 2009 and 2008, respectively.

6. SOFTWARE

Software is being amortized over three years using the straight line method. Software amortization expense for the years ended December 31, 2009 and 2008, was $18,726 and $15,079 respectively. Estimated aggregate amortization expense for each of the next two calendar years is as follows:

For the year ending December 31:	2010	13,295
	2011	7,650
		$ 20,945

7. NOTE PAYABLE

The Company has an unsecured note payable to finance its errors and omissions insurance. The note requires monthly payments of $15,141 including interest at 6.14% and matures in August 2010.

8. INCOME TAXES

Provision (benefit) for income taxes consists of the following:

	December 31,	
	2009	2008
Current :		
Michigan	$ 27,675	$ 17,978
Other states	7,064	1,371
Deferred:		
Michigan	9,003	(5,286)
	$ 43,742	$ 14,063

Temporary differences giving rise to the deferred tax asset (liability) consists primarily of prepaid expenses and a net operating loss accounted for differently for financial reporting and tax purposes.

8. INCOME TAXES (CONTINUED)

Net deferred income tax amounts consist of the following components:

	December 31,	
	2009	2008
Deferred Income Tax assets (liabilities):	(3,717)	5,286

The Company's effective income tax rate is higher than what would be expected because it is an S corporation which does not pay federal corporate income taxes. However, the Company is subject to the MBT. The tax rate applied is based on timing differences for expenses deductible for financial reporting purposes that are deductible for tax purposes on a different basis.

The Company has an MBT deduction of $114,031 that cannot be utilized until 2015 and expires in 2030.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $113,781 which was $63,781 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 6.99 to 1. At December 31, 2008, the Company had net capital of $264,726 which was $214,726 in excess of the required net capital of $50,000, and the Company's aggregate indebtedness to net capital ratio was 1.67 to 1.

10. SUBORDINATED DIVIDEND PAYABLE

On December 31, 2009, a dividend of $25.93 per share on the outstanding capital stock of the Corporation amounting to $311,154 was declared. The subordinated dividend payable will not be paid unless all of the following conditions are met: (a) The claims of the stockholder payment dividends will be subordinated to all other claims against and obligations of the Company, whether secured or unsecured, and whether now existing or arising before the actual payment of the dividend payable, (b) The payments of the dividend payable will remain subject to the provisions of Section 345 of the Michigan Business Corporation Act, and (c) The payment will not occur if the payment would result in a violation of SEC Rule 15c3-1(e), *Limitation on Withdrawal of Equity Capital.*

11. RELATED PARTY TRANSACTIONS

The Company rents office space on a month-to-month basis from Get2W, LLC. A total of $108,000 and $96,180 was charged to expense under this agreement during the years ended December 31, 2009 and 2008, respectively.

Additionally, the Company reimburses USA Financial Distribution, Inc. on a monthly basis for costs paid on the Company's behalf. The unpaid portion of these expenses included in accounts payable at year end is $32,406 and $18,553 at December 31, 2009 and 2008, respectively. Total expenses reimbursed for the year ended December 31, 2009 and 2008 were $244,114 and $338,346 respectively.

Several representatives of the Company are either owners of the Company or employees of USA Financial Team, LLC. These related representatives generated $8,367 and $22,449 in revenue during the years ended December 31, 2009 and 2008, respectively. Of this revenue, the amount uncollected and included in commissions receivable totaled $0 and $292 for the years ended December 31, 2009 and 2008, respectively. A portion of the revenue generated was paid to these representatives and expensed as commission expense. Commission expense paid to related parties is summarized as follows:

	For year ended December 31,	
	2009	2008
Related representative commission expense	$ 6,702	$ 17,960

Of the total charged to commission expense, there was $0 and $234 due to these representatives at December 31, 2009 and 2008, respectively.

The Company has a revenue sharing agreement with USA Financial Distribution, Inc. The revenue sharing agreement generated $699,967 and $210,947 of the Company's revenues for the years ended December 31, 2009 and 2008, respectively.

The Company engages in business with Portformulas Investing, LLC. The revenue generated from this business totaled $918,099 and $390,826 of the Company's revenues for the year ended December 31, 2009 and 2008, respectively.

The Company leases the majority of its employees from USA Financial Team, LLC. The payments made to this Company are for payroll related expenses, a management fee, and a 401k plan for all eligible employees. Total payments made to this related party for the year ended December 31, 2009 and 2008 were $1,114,304 and $959,901, respectively. The unpaid portion of these expenses included in accounts payable at year end was $0 for each of the years ended December 31, 2009 and 2008. Accrued leased employee expense totaled $34,925 and $37,025 at December 31, 2009 and 2008, respectively.

12. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 9, 2010, the date the financial statements were available to be issued.

On January 1, 2010, the Company became a wholly-owned subsidiary of USA Financial Holding Corporation.

USA FINANCIAL SECURITIES CORPORATION
SCHEDULE I -
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

NET CAPITAL:		
Total stockholders' equity		$ 485,000
Total capital qualified for net capital		485,000
Deductions and/or charges:		
Nonallowable assets:		
Receivables:		
Non-allowable commissions	36,606	
Related party	44,459	
Representatives	29,649	
Prepaid expenses	232,155	
Office furniture and equipment, net of accumulated depreciation	3,566	
Software, net of accumulated amortization	20,945	
CRD daily account	3,840	371,219
TOTAL NET CAPITAL		$ 113,781
AGGREGATE INDEBTEDNESS:		
Items included in statement of financial condition:		
Accounts payable		$ 283,244
Accrued expenses:		
Leased employees - related party		34,925
State taxes payable		14,184
Wages and salaries		922
Note payable		103,848
Subordinated dividend payable		311,154
Representative errors and omissions insurance deposits		43,368
Deferred income tax		3,717
TOTAL AGGREGATE INDEBTEDNESS		$ 795,362
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Net capital requirement		$ 50,000
Minimum net capital required		$ 53,024
Excess net capital at 1,500 percent		$ 60,757
Excess net capital at 1,000 percent		$ 34,245
Ratio: Aggregate indebtedness to net capital		6.99 to 1

Statement Pursuant to Rule 17a-5(d)(4) - A reconciliation of the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no differences between the Company's computation of net capital and the computation contained herein.

See Independent Auditor's Report

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

Dennis M. Echelbarger CPA/CFF
Michael T. Tamm CPA
Diane L. Friar CPA/ABV/CFF
David G. Echelbarger CPA
Robin M. Stoner CPA/MST
Robert E. Milanowski
Dale R. Manske CPA
Jennifer A. Hashley CPA
Margie S. Gerencer CPA/MBA
Denice D. Pavey CPA
Brenda K. Pavlak CPA
Ronald J. Kaley MBA
Christopher L. Mast CPA/MBA
Teri S. Stora MBA
Jenna L. Federau MSA
Edward S. Kisscorni CPA/MBA
Melinda K. DeMarse CPA
Mary Beth Lorenz CPA
Cody E. Pike MST

SCHEDULE III –
INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER DEALER EXEMPT FROM SEC RULE 15c3-3

February 9, 2010

Board of Directors
USA Financial Securities Corporation
Ada, Michigan

In planning and performing our audits of the financial statements and supplemental schedules of USA Financial Securities Corporation (Company), as of and for the years ended December 31, 2009 and 2008 in accordance with auditing standards as established by the American Institute of Certified Public Accountants Auditing Standards Board, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

5136 Cascade Road SE, Suite 2A, Grand Rapids, MI 49546 / 616-575-EHTC(3482) / 800-404-2065 / Fax: 616-575-3481 / www.ehtc.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is deficiency, or combination of deficiencies, in internal control over financial reporting, such there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 and 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co. P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.

EHTC BUSINESS STRATEGISTS
CERTIFIED PUBLIC ACCOUNTANTS
ECHELBARGER, HIMEBAUGH, TAMM & CO., P.C.

INDEPENDENT ACCOUNTANT'S REPORT ON AGREED UPON PROCEDURES TO USA FINANCIAL SECURITIES CORPORATION'S SPIC ASSESSMENT RECONCILIATION AS REQUIRED UNDER SEC RULE 17a-5(e)(4)

February 9, 2010

To the Board of Directors
USA Financial Securities Corporation
6020 Fulton Street
Grand Rapids, Michigan

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2009, which were agreed to by USA Financial Securities Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries (check stubs and printouts of online bank statements) noting no differences
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2009, noting the following differences
   - Total revenue reported on Form SIPC-7T (Line 2a) was $506 greater than the total revenue reported on Form X-17A-5 for second, third, and fourth quarters for the year ended December 31, 2009.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and engagement documentation noting no differences or adjustments in the Company prepared Form SIPC-7T

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and engagement documentation (the Company's year-end audited income statement less the Company prepared first quarter income statement) supporting the adjustments noting no differences

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Respectfully submitted,

Echelbarger, Himebaugh, Tamm & Co., P.C.

Echelbarger, Himebaugh, Tamm & Co., P.C.